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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 3 )*

                              Eagle BancGroup, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  26941T-10-3
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

    Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 560-1400
                                 (201) 560-1400
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 (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                December 16, 1998
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The statement on Schedule 13D which was filed on October 7, 1998, Amendment No. #1 which was filed on October 9, 1998 and Amendment #2 which was filed on November 16, 1998, on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SALII"), Seidman Investment Partnership ("SIP"), Federal Holdings L.L.C. ("Federal"), Kerrimatt, LP ("Kerrimatt"), Lawrence B. Seidman, Individually ("Seidman"), Benchmark Partners LP ("Partners"), The Benchmark Company, Inc. ("TBCI"), Richard Whitman, Individually ("Whitman") and Lorraine Di Paolo ("Di Paolo"), Individually (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of Eagle BancGroup, Inc., a Delaware Corporation (the "Issuer"), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4.       Purpose of Transaction

On December 16, 1998, Lawrence Seidman, as a representative of the Reporting Persons, sent a letter to Donald L. Fernandez. The letter dated December 16, 1998 is attached hereto as Exhibit A and is incorporated herein in its entirety.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         12/16/98                      ss/Lawrence B. Seidman
           Date                        Lawrence B. Seidman, Power of
                                        Attorney Pursuant to Joint
                                        Filing Statement Dated
                                        October 5, 1998

                                    Ex. A

                           LAWRENCE B. SEIDMAN, ESQ.
                                 100 Misty Lane
                                 P. O. BOX 5430
                              Parsippany, NJ 07054

                                 (973) 560-1400

                                December 16, 1998






Mr. Donald L. Fernandes
President, Chief Executive Officer
First Federal Savings and Loan Association
301 Fairway Drive
Bloomington, Illinois 61701


Dear Mr. Fernandes:

I read the Eagle BancGroup, Inc. (the "Company") release of December 9, 1998, announcing the declaration of the initial quarterly $.10 per share cash dividend to shareholders of record on December 23, 1998 and payable on January 11, 1999.

This dividend is too little and too late. In my opinion, dividends are good, but based upon the financial information publicly available, the best way to maximize shareholder value is a sale of the Company. A sale in my opinion would provide all the shareholders with a premium to the present market price of the Company's stock, more liquidity and most likely a dividend with a greater percentage return than the dividend the Company just announced.

                                                          Very truly yours,


                                                          ss/Lawrence B. Seidman
                                                          LAWRENCE B. SEIDMAN
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